UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                            Metrocall Holdings, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   59164X 10 5
                                 (CUSIP Number)

                      Dr. Michael J. Burry, Managing Member
                             c/o Scion Capital, LLC
                        1731 Technology Drive, Suite 550
                               San Jose, CA 95110
                                 (408) 441-8400

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 3, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
CUSIP No. 59164X 10 5                                          Page 2 of 7 Pages
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1             NAME OF REPORTING PERSON
              SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

              Scion Capital, LLC - IRS No. 91-2085893
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  ( )
                                                                        (b)  ( )
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3             SEC USE ONLY

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4             SOURCE OF FUNDS*
              OO
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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                          ( )
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6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
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NUMBER OF     7         SOLE VOTING POWER
SHARES                  282,400
BENEFICIALLY
OWNED BY
              ------------------------------------------------------------------
EACH          8         SHARED VOTING POWER
REPORTING               None
PERSON WITH
              ------------------------------------------------------------------
              9         SOLE DISPOSITIVE POWER
                        282,400
              ------------------------------------------------------------------
              10        SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              282,400
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              ( )
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.17%
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*
              OO
--------------------------------------------------------------------------------

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SCHEDULE 13D
CUSIP No. 59164X 10 5                                          Page 3 of 7 Pages
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ITEM 1.  SECURITY AND ISSUER.

      This Statement relates to the Common Stock, $0.01 par value per share (the "Shares") of Metrocall Holdings, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 6677 Richmond Highway, Alexandria, VA 22306.

ITEM 2.  IDENTITY AND BACKGROUND

      Scion Capital, LLC, a Delaware limited liability company ("Scion Capital") serves as investment manager to Scion Value Fund, a Series of Scion Funds, LLC and Scion Qualified Value Fund, a Series of Scion Qualified Funds, LLC, both of which are private investment companies (the "Funds"). In its role as investment manager, Scion Capital possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Scion Capital disclaims beneficial ownership of such securities.

      This Statement is being filed by Scion Capital, a Delaware limited liability company. The business address of Scion Capital and the Funds is 1731 Technology Drive, Suite 550, San Jose, CA 95110. Scion Capital was formed on October 25, 2000, and is authorized to conduct any business which may be legally conducted by a limited liability company under the laws of Delaware. As of the date hereof, the sole business of Scion Capital is securities investment. During the last five years, Scion Capital has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemenaors), nor has Scion Capital been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Scion Capital was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The Managing Member of Scion Capital is Dr. Michael J. Burry.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      This Statement relates specifically to the purchase of 282,400 shares of the $0.01 par value Common Stock of the Company by the Funds for a purchase price of $19,000,082.25.

ITEM 4.  PURPOSE OF TRANSACTION.

      The Funds have acquired the shares in response to the execution by the Company of an Agreement and Plan of Merger, dated as of March 29, 2004, by and among Wizards-Patriots Holdings, Inc., Wizards Acquiring Sub, Inc., Metrocall Holdings, Inc., Patriots Acquiring Sub, Inc. and Arch Wireless, Inc. (the

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SCHEDULE 13D
CUSIP No. 59164X 10 5                                          Page 4 of 7 Pages
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"Acquisition  Agreement").  Scion Capital,  on behalf of the Funds, has notified
the  Company  of  its  intention  to  vote  against  the  business   combination
contemplated by the Acquisition Agreement pursuant to a letter to the Chairman of the Board of the Company, a copy of which is attached as Exhibit 99.1 to this
Schedule 13D, the text of which is intended to be incorporated herein. Scion Capital, on behalf of the Funds, has taken no position with respect to future acquisition of additional shares of the Company's stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date of this Statement, the Funds are the owners of 282,400 Shares (approximately 5.17% of the 5,462,285 outstanding Shares on April 29, 2004, based on information provided in the Company's most recent Amendment No. 1 to Form 10-K filed with the Securities and Exchange Commission on April 29,
2004). Scion Capital, as managing member of the Funds, may be deemed to beneficially own Shares owned by the Funds. Except to the extent of Scion Capital's interest as managing member in the Funds, Scion Capital expressly disclaims such beneficial ownership and the filing of this statement shall not be construed as an admission that Scion Capital is the beneficial owner of the Shares owned by the Funds and covered by this Statement.

      (b) Scion Capital has sole voting power and sole investment power with respect to the Shares reported in (a) above.

      (c) Other than the acquisitions described in Item 3 above, the Funds have, during the past 60 days, not effected any Share transactions.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      There are no contracts, arrangement, understandings or relationships (legal or otherwise) between the Fund and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      The following document is filed herewith as an exhibit to this statement:

      (a) Letter from Michael J. Burry,  Managing  Member,  Scion Capital,  LLC,

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SCHEDULE 13D
CUSIP No. 59164X 10 5                                          Page 5 of 7 Pages
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addressed to Mr.  Royce  Yudkoff,  Chairman of the Board of Metrocall  Holdings,
Inc., dated May 3, 2004.

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SCHEDULE 13D
CUSIP No. 59164X 10 5                                          Page 6 of 7 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       SCION CAPITAL, LLC



                                       By: /s/ Michael J. Burry
                                           -------------------------------------
                                           Dr. Michael J. Burry, Managing Member


Date:  May 10, 2004

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SCHEDULE 13D
CUSIP No. 59164X 10 5                                          Page 7 OF 7 Pages
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                                  SCHEDULE 13D





                                  EXHIBIT INDEX


99.1 Letter addressed to Mr. Royce Yudkoff, Chairman of the Board of Metrocall Holdings, Inc.